

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 8, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 3.021% Notes due March 6, 2024 Under Ford Credit Euro Medium-Term Notes due Nine Months or More From the Date of Issue Program of FORD MOTOR CREDIT COMPANY LLC under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company
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